[redacted]

14041741

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta	GA	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah Rich 404-813-5604

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young LLP
(Name-if individual, state last, first, middle name)

55 Ivan Allen Blvd, Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

Check One:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sarah Rich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Investment Services, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DIANA PAGAN
Notary Public - State of Florida
My Comm. Expires Aug 6, 2014
Commission # EE 4249
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- (X) (a) Facing Page.
- (X) (b) Statement of Financial Condition.
- (X) (c) Statement of Income (Loss).
- (X) (d) Statement of Changes in Financial Condition.
- (X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- (   ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (X) (g) Computation of Net Capital.
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (   ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- (   ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (X) (l) An Oath or Affirmation.
- (   ) (m) A copy of the SIPC Supplemental Report.
- (X) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2013
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better working world

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
SunTrust Investment Services, Inc.

We have audited the accompanying financial statements of SunTrust Investment Services, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Investment Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2014

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 115,046,726
Securities segregated under Federal and other regulations	4,522,456
Securities owned	707
Commissions receivable	3,602,312
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $6,883,842	1,045,583
Goodwill	42,706,365
Prepaid assets	25,786,514
Other assets	921,209
Total assets	$ 193,631,872
Liabilities and shareholder's equity	
Liabilities:	
Accrued compensation and benefits	$ 15,795,880
Income tax payable to Parent, net	4,045,329
Payable to Parent	41,449,021
Accrued other expenses	1,351,980
Total liabilities	62,642,210
Shareholder's equity:	
Common stock, $1 par value; 52,125 shares authorized 52,125 shared issued and outstanding	52,125
Additional paid-in capital	76,115,636
Retained earnings	54,821,901
Total shareholder's equity	130,989,662
Total liabilities and shareholder's equity	$ 193,631,872

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Operations

Year Ended December 31, 2013

Revenues	
Commissions	$ 169,287,945
Investment management income	78,804,844
Trading gains	21,056,266
Other income	7,062,327
Total revenue	276,211,382
Expenses	
Compensation and benefits	153,390,759
Expense from affiliate	36,640,288
Clearing expense	26,674,453
Legal, consulting, and examination fees	3,700,982
Computer services	2,323,971
Office expense	1,069,359
Occupancy and equipment	801,762
Other expenses	4,414,165
Total expenses	229,015,739
Income before taxes	47,195,643
Income tax expense	(18,187,786)
Net income	$ 29,007,857

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2013	$ 52,125	$ 76,115,636	$ 50,814,044	$ 126,981,805
Distribution to Parent	–	–	(25,000,000)	(25,000,000)
Net income	–	–	29,007,857	29,007,857
Balance, December 31, 2013	$ 52,125	$ 76,115,636	$ 54,821,901	$ 130,989,662

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2013

Cash flows provided by operating activities	
Net income	$ 29,007,857
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	492,237
Deferred tax provision	(1,029,785)
(Increase) decrease in operating assets:	
Cash and securities segregated under Federal and other regulations	(3,825)
Securities owned	49,388
Commissions receivable	1,318,851
Prepaid assets	(5,886,237)
Other assets	453,896
Increase (decrease) in operating liabilities:	
Accrued compensation and benefits	3,733,542
Income tax payable to Parent	(36,902,804)
Payable to Parent	41,199,761
Accrued other expenses	1,146,556
Net cash provided by operating activities	33,579,437
Cash flows used in investing activities	
Purchases of furniture and equipment	(252,978)
Net cash used in investing activities	(252,978)
Cash flows used in financing activities	
Distribution to Parent	(25,000,000)
Net cash used in financing activities	(25,000,000)
Net increase in cash and cash equivalents	8,326,459
Cash and cash equivalents, beginning of year	106,720,267
Cash and cash equivalents, end of year	$ 115,046,726
Supplemental cash flow information	
Cash paid for income taxes to Parent	$ 15,899,787

The accompanying notes are an integral part of these financial statements.

1. Organization

SunTrust Investment Services, Inc. (the Company or STIS) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent or STI). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of SunTrust Bank. SunTrust Bank is a subsidiary of SunTrust Bank Holding Company that provides deposit, credit, trust, and investment services.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash and cash equivalents at December 31, 2013, is cash of $18,849,846 and $96,196,880 of money market funds.

Securities Segregated Under Federal and Other Regulations

At December 31, 2013, total securities of $4,522,456 have been segregated in a special reserve account for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred and included in the statement of operations in occupancy and equipment expense. Leasehold improvements are capitalized and amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Useful Life
Leasehold improvements	1–30 years
Furniture and equipment	1–20 years

Revenue Recognition

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade-date basis and included in commissions in the accompanying statement of operations.

The Company recognizes fee income earned from the trading activity associated with various mutual fund groups. This fee income consists of administrative services fees; which include recordkeeping, reporting, and processing services. The fees are included in other income in the accompanying statement of operations.

The Company recognizes fee income earned from investment advisory services which is calculated per contracted percentage fees based on current market value of assets under management. This revenue is recorded as investment management income in the accompanying statement of operations.

Secondary trading transactions, which consist primarily of riskless principal fixed income and unit investment trust trades, and related gains and losses are recorded on a trade-date basis in trading gains in the accompanying statement of operations.

2. Summary of Significant Accounting Policies (continued)

Customer Accounts

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records commissions receivable for its share of commissions charged to customers.

Prepaid Assets

The Company records prepaid assets at the transaction date and amortizes on a straight line basis over the remaining useful life of the asset. Prepaid assets relating to advances are amortized over the period of expected future revenue generation.

Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted tax rates and laws that are currently in effect. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the income tax provision, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the income tax provision. For additional information on the Company's activities related to income taxes, see Note 9, "Income Taxes."

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by SunTrust Banks, Inc. In accordance with the tax sharing policy applicable to SunTrust Banks, Inc. and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by SunTrust Banks, Inc.

2. Summary of Significant Accounting Policies (continued)

Goodwill

The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. No impairment of goodwill was recorded in 2013.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. The ASU requires additional disclosures about financial instruments and derivative instruments that are offset or subject to an enforceable master netting arrangement or similar arrangement. In January 2013, the FASB issued ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, which more narrowly defined the scope of financial instruments to only include derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. The Company adopted the ASU as of January 1, 2013, and the adoption did not have an impact on the Company's financial position or results operations.

In October 2012, the FASB issued ASU 2012-04, *Technical Corrections and Improvements*. The ASU prescribes technical corrections and improvements to the Accounting Standard Codification for source literature amendments, guidance clarification and reference corrections, and relocated guidance within the Accounting Standards Codification. The ASU is effective for fiscal periods beginning after December 15, 2012. The Company adopted the ASU as of January 1, 2013, and the adoption did not have an impact on the Company's financial position or results operations.

In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, which provides disclosure guidance on amounts reclassified out of OCI by component. The ASU is effective for fiscal periods beginning after December 15, 2012. The adoption did not impact the Company's financial position or results of operations.

In March 2013, the FASB issued ASU 2013-04, Liabilities (Topic 405): *Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force)*. The ASU requires additional disclosures about joint and several liability arrangements and requires the

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements (continued)

Company to measure obligations resulting from joint and several liability arrangements as the sum of the amount the Company agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the Company expects to pay on behalf of its co-obligors. The ASU is effective for the fiscal years and interim periods beginning after December 15, 2013. The Company adopted the ASU as of January 1, 2014 and the adoption did not have an impact on the Company's financial position or results of operations.

In June 2013, the FASB issued ASU 2013-08, *Financial Services—Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements*. The ASU clarifies the characteristics of an investment company and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. The ASU is effective for the fiscal years and interim periods beginning after December 15, 2013. The Company adopted the ASU as of January 1, 2014 and the adoption did not have an impact on the Company's financial position or results of operations.

In July 2013, the FASB issued ASU 2013-10, *Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interes Rate for Hedge Accounting Purposes (a consensus of the Emerging Issues Task Force)*. The ASU permits the Fed Funds Effective Swap Rate (OIS) to be used as a benchmark interest rate for hedge accounting purposes, in addition to U.S. Treasury rates, and LIBOR. The amendments also remove the restriction on using different benchmark rates for similar hedges. The ASU was effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of the ASU had no impact on the Company's financial position or results of operations.

In July 2013, the FASB issued ASU 2013-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the Emerging Issues Task Force)*. Prior to this ASU, U.S. GAAP did not include explicit guidance on the financial statement presentation of an unrecognized tax benefit (UTB) when a NOL carryforward, a similar tax loss, or a tax credit carryforward exists. The ASU requires, with limited exceptions, that a UTB, or a portion of a

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements (continued)

UTB, should be presented in the financial statements as a reduction to a DTA for a NOL carryforward, a similar tax loss, or a tax credit carryforward. The ASU is effective for fiscal years and interim periods beginning after December 15, 2013. As early adoption is permitted, the Company adopted this ASU upon issuance which did not have a material impact on the Company's financial position. As this ASU only impacts financial statement presentation and related footnote disclosures, there is no impact on the Company's financial position or results of operations.

4. Fair Values of Financial Instruments

ASC Topic 820, *Fair Value Measurements* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy priorities the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Assets or liabilities valued using unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, such as publicly-traded instruments or futures contracts.

- Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

- Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

4. Fair Values of Financial Instruments (continued)

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2013. Money market funds of $96,196,880, included in cash and cash equivalents, are valued using quoted prices in active markets and are classified as Level 1 assets in accordance with ASC Topic 820. The other securities owned includes $4,522,541 of marketable securities primarily in U.S. Treasuries and of $622 of non-marketable securities which are valued based on the best available data provided by an unrelated third party in order to approximate fair value. The marketable other securities are Level 1 instruments and the non-marketable securities are considered Level 3 assets. The total amount of gains relating to the securities owned for the period included in trading grains and net losses in the statement of operations is not significant. There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2013.

5. Related-Party Transactions

During the period ended December 31, 2013, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties reflected in the December 31, 2013, financial statements, are as follows:

Cash and cash equivalents	$ 18,849,846
Securities segregated under Federal and other regulations	4,522,456
Income taxes payable to Parent	4,045,329
Payable to Parent	41,449,021
Commissions	159,336
Expense to affiliate	36,640,288
Other income	5,164,438

Commissions represent Capital Markets (CM) income from the sale of various SunTrust Robinson Humphrey CM products. Other income represents administrative fee income earned from the trading activity associated with STI's mutual fund group, Ridgeworth Funds and referral fees from the SunTrust Private Wealth and Mortgage lines of business. Expense to affiliate is generated from the use of STI's internal services and corporate real estate based on an agreed expense sharing agreement.

5. Related-Party Transactions (continued)

At December 31, 2013, the Company owes the Parent $40,220,643 to settle the transfer from the Company to the Parent of certain deferred tax liabilities and is included in payable to Parent in the statement of financial condition.

6. Commitments and Contingencies

In the ordinary course of business, the Company is subject to regulatory examinations, investigations, and requests for information, and is also parties to numerous civil claims and lawsuits. Some of these matters involve claims for substantial amounts. The Company's experience has shown that the damages alleged by plaintiffs or claimants are often overstated, based on novel or unsubstantiated legal theories, unsupported by the facts, and/or bear no relation to the ultimate award that a court might grant. Additionally, the outcome of litigation and regulatory matters and the timing of ultimate resolution are inherently difficult to predict. Because of these factors, the Company typically cannot provide a meaningful estimate of the range of reasonably possible outcomes of claims in the aggregate or by individual claim. On a case-by-case basis, however, reserves are established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. In no cases are those accrual amounts material to the financial condition of the Company. The actual costs of resolving these claims may be substantially higher or lower than the amounts reserved.

Based on current knowledge, it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not have a material impact to the Company's financial condition, results of operations, or cash flows. However, in light of the significant uncertainties involved in these matters, and the large or indeterminate damages sought in some of these matters, there is a remote possibility that an adverse outcome in one or more of these matters could be material to the Company's results or cash flows for any given reporting period.

7. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the

7. Guarantees to Third Parties (continued)

Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement, and has not recorded any contingent liability in the financial statements for this indemnity. For the year ended December 31, 2013, the Company experienced no material net losses as a result of the indemnity. The clearing agreement expires in May 2015.

8. Employee Benefits

The Company participates in the pension plan and other employee benefit plans of STI for the benefit of substantially all employees of the Company. Costs of the pension plan are allocated to the Company based on its estimated pro rata share. Benefit information is not available from the actuary for individual subsidiaries of STI. The Company's expense allocated to the pension and other employee benefit plans was $11,285,086 which is included in compensation and benefits expense in the accompanying statement of operations. The Company incurred $97,383,965 in incentive-based compensation plans, which are included in compensation and benefits expense in the accompanying statement of operations.

The Parent provides stock-based awards through the SunTrust Banks Inc. 2010 Stock Plan (as amended and restated effective January 1, 2012) under which the Compensation Committee of the Board of Directors (the Committee) has the authority to grant stock options, restricted stock, and restricted stock units, of which some may have performance features to key employees of the Company.

The Parent allocates stock option and restricted stock option expense to the Company. The Company's stock option and restricted stock expense for 2013 was $965,932 which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2013, there was $1,165,060 of unrecognized stock-based compensation expense related to restricted stock and stock options.

9. Income Taxes

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. In accordance with the tax sharing policy applicable to the Parent and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Additionally the Company files its own separate state income tax returns in certain jurisdictions. The current and deferred portions of the income tax expense/(benefit) included in the statement of operations as determined in accordance with ASC 740, *Accounting for Income Taxes*, are as follows:

	2013		
	Current	**Deferred**	**Total**
Federal	$ 15,581,052	$ 234,672	$ 15,815,724
State	1,576,949	795,113	2,372,062
	$ 17,158,001	$ 1,029,785	$ 18,187,786

A reconciliation of the expected income tax expense/(benefit) computed at the federal statutory income tax rate to the Company's actual income tax expense is as follows:

	2013
Income tax at federal statutory rate of 35%	$ 16,518,475
State income taxes, net of federal benefit	1,541,841
Other	127,470
Total provision for income taxes	$ 18,187,786

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted tax rates and laws that are

9. Income Taxes (continued)

currently in effect. The significant components of the deferred tax assets and deferred tax liabilities as of December 31, 2013 were as follows:

	2013
Deferred Tax Assets:	
Employee benefits	$ 7,138,866
Accrued expenses	72,698
State tax credit	27,138
Other	14,660
Total Deferred Tax Assets	$ 7,253,362
Deferred Tax Liabilities:	
Prepaid expenses	$ (9,837,550)
Fixed assets	(266,376)
Total Deferred Tax Liabilities	$ (10,103,926)
Net Deferred Tax Liabilities	$ (2,850,564)

The deferred tax assets include state tax credit carryforwards of $27,138 as of December 31, 2013, that will expire, if not utilized, in 2016. The Company determined that a valuation allowance is not required for the federal and state deferred tax assets because it is more likely than not these assets will be realized.

No unrecognized tax benefits have been recorded under ASC 740-10 and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by SunTrust Banks, Inc. Additionally, the Company files its own separate state income tax returns and local tax returns in certain jurisdictions. SunTrust Banks, Inc.'s federal income tax returns are no longer subject to examination by the Internal Revenue Service for taxable years prior to 2010. With limited exceptions, SunTrust Banks, Inc. and the Company are no longer subject to examination by state and local taxing authorities for taxable years prior to 2006.

10. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. At December 31, 2013, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2013, the Company had net capital, as defined, of $55,500,094, which was $51,323,945 in excess of the required net capital of $4,176,149. The Company's ratio of aggregate indebtedness to net capital was 1.13:1 at December 31, 2013, which is below the 15:1 maximum allowed.

11. Subsequent Events

The Company evaluated subsequent events through the date its financial statements were issued. There are anticipated distributions to Parent which are a routine part of our process that will likely occur over the next six months.

Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Net capital		
Total shareholder's equity		$ 130,989,662
Deductions:		
Nonallowable assets:		
Non-marketable securities	$ 707	
Furniture, equipment, and leasehold improvements	1,045,583	
Commissions receivable	3,070,607	
Goodwill	42,706,365	
Prepaids and other assets	26,707,723	
Total nonallowable assets	73,530,985	
Other deductions or charges	20	73,531,005
Tentative net capital		57,458,657
Less: Haircuts		
U.S. treasuries	33,918	
Other short-term securities	1,924,645	
Total haircuts		1,958,563
Net capital		$ 55,500,094
Aggregate indebtedness:		
Accounts payable and accrued liabilities		$ 42,801,001
Accrued compensation and benefits		15,795,880
Income tax payable to Parent		4,045,329
Total aggregate indebtedness		$ 62,642,210
Percentage of aggregate indebtedness to net capital		113%
Computation of basic net capital requirement		
Minimum net capital requirement (6-2/3% of total aggregate indebtedness) (1)		$ 4,176,149
Minimum dollar net capital required (2)		$ 250,000
Net capital requirement (greater of (1) or (2) above)		$ 4,176,149
Excess net capital over net capital requirement		$ 51,323,945
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 49,235,873

There are no material differences between this computation and the Company's unaudited Form X-17A-5 as of December 31, 2013, filed on January 27, 2014.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

Credit balances:		
Other	$	33,719
Total credit balances		33,719
Debit balances:		
None		
Gross debits		–
Less 3%		–
Total debit balances	$	–
Reserve computation:		
Excess of total credits over total debits required to be on deposit unaudited Form X-17A-5 as of December 31, 2013, filed on January 27, 2014.	$	33,719
Amount on deposit in the "Reserve Account" at December 31, 2013	$	4,522,456

There are no material differences between this computation and the Company's unaudited Form X-17A-5 as of December 31, 2013, filed on January 27, 2014.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
B. Number of items	None

There are no material differences between this computation and the Company's unaudited Form X-17A-5 as of December 31, 2013, filed on January 27, 2014.

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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
SunTrust Investment Services, Inc.

In planning and performing our audit of the financial statements of SunTrust Investment Services, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

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This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2014

EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of SunTrust Investment Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of SunTrust Investment Services, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating SunTrust Investment Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. SunTrust Investment Services, Inc.'s management is responsible for SunTrust Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   There were no findings.

2. Compared the amounts reported on the audited Form X-17-A-5 for the period ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

EY
Building a better
working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2014

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